Exhibit 99.2

CannTrust Holdings Inc.

Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(Expressed in Canadian dollars)

Report of Independent Registered Public Accounting Firm CannTrust Holdings Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

CannTrust Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of CannTrust Holdings Inc. (the Company) as of December 31, 2018, and the related consolidated statements of net income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2017 consolidated financial statements to retrospectively apply the change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to biological asset transformation, as described in Note 5. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

Other matter

Another auditor audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. In their auditors’ report dated March 29, 2018, they expressed an unmodified audit opinion on those consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Report of Independent Registered Public Accounting Firm CannTrust Holdings Inc.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

Vaughan, Canada

March 27, 2019

CannTrust Holdings Inc.

Consolidated Statements of Financial Position

As at December 31

(in Canadian dollars)

	Notes	2018	2017
Assets

Current
Cash		$9,022,821	$17,961,043
Short term investments	7	63,023,908	201,538
Harmonized sales tax recoverable		1,492,110	2,636,710
Inventory	8	35,389,490	10,959,022
Biological assets	8	10,502,579	9,843,690
Accounts receivable		6,151,604	160,383
Prepaid expenses		2,859,039	2,465,506
Total current assets		128,441,551	44,227,892

Investments	18	10,661,932	156,073
Restricted cash	7	100,000	100,765
Property and equipment	9	62,208,905	33,963,685
Financial assets	11	901,350	-
Total Assets		202,313,738	78,448,415

Liabilities

Current
Accounts payable and accrued liabilities		12,806,458	6,579,997
Current portion of promissory note	6	200,000	200,000
Current portion of mortgage	12	3,790,610	-
Total current liabilities		16,797,068	6,779,997

Promissory note	6	600,000	800,000
Mortgage	12	9,457,876	-
Deferred tax	19	1,433,000	-
Total Liabilities		28,287,944	7,579,997

Shareholders' Equity
Share capital	13	207,061,423	104,824,215
Share-based payment reserve		8,714,188	2,272,302
Warrants reserve	15	11,393,687	3,361,789
Deficit		(53,143,504)	(39,589,888)
Total Shareholders' Equity		174,025,794	70,868,418
Total Liabilities and Shareholders' Equity		$202,313,738	$78,448,415

Commitments (Note 16)

The accompanying notes are an integral part of the consolidated financial statements.

(signed) “Eric Paul”	Director	(signed) “Mark Litwin”	Director

4

CannTrust Holdings Inc.

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

For the Years Ended December 31

(in Canadian dollars)

	Notes	2018	2017
			(Restated)
			(Note 5)

Gross revenue	22	$48,390,103	$20,697,764
Excise duty		(2,744,960)	-
Net revenue		45,645,143	20,697,764

Cost of goods sold	5	19,690,162	7,680,234
Gross profit, before changes in fair value of biological assets	5	25,954,981	13,017,530
Fair value changes in biological assets included in inventory sold	5	17,301,866	8,929,308
Unrealized gain on changes in fair value of biological assets	5,8	(27,840,156)	(19,891,851)
Gross profit		36,493,271	23,980,073

Expenses
Amortization	9	2,169,281	964,396
General and administrative	17	9,014,467	3,636,808
Marketing and promotion		7,274,454	198,858
Salaries and benefits		9,823,942	3,853,314
Selling and shipping costs		8,971,434	3,803,056
Share based compensation	14	8,056,451	2,310,678
Operating expenses		45,310,029	14,767,110

(Loss) income from operations		(8,816,758)	9,212,963

Mortgage interest expense		(478,169)	(260,203)
Interest income		790,123	-
Accretion expense	12	(208,842)	(233,716)
Transaction costs	6	-	(204,282)
Other (loss) income	18	(2,033,700)	143,060
(Loss) on equity accounted investment	18	(385,110)	(147,056)
Impairment loss on assets	10	(988,160)	-
Loss on revaluation of derivative liability		-	(1,625,336)
(Loss) income before income taxes		(12,120,616)	6,885,430

Deferred income tax expense	19	1,433,000	-

Net (loss) income and comprehensive (loss) income		$(13,553,616)	$6,885,430

Weighted average number of common shares - basic		99,282,045	76,876,971
Weighted average number of common shares - diluted		99,282,045	80,526,105

Earnings (loss) per share - basic	13	(0.14)	0.09
Earnings (loss) per share - diluted	13	(0.14)	0.09

The accompanying notes are an integral part of the consolidated financial statements.

5

CannTrust Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

		Share Capital
		Number of	Amount -	Share-based	Warrants
	Notes	common shares	common shares	payment reserve	reserve	Deficit	Total
Balance, December 31, 2016		67,995,919	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249
February 2017 Private Placement	13	510,000	1,020,000	-	25,168,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement		-	-	-	499,169	-	499,169
Warrant issuance costs		-	-	-	(2,068,245)	-	(2,068,245)
March 2017 Share issuance on exercise of convertible debt	13	644,264	877,497	-	-	-	877,497
March 2017 Exercise of warrants	13	1,000,000	1,845,919	-	(545,919)	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand	13	1,068,161	1,068,161	-	-	-	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing	13	75,000	150,000	-	-	-	150,000
April 2017 Share issuance in lieu of services	13	100,000	200,000	-	-	-	200,000
August 2017 Share issuance on automatic conversion of convertible debt	13	2,885,354	4,062,606	-	-	-	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants	13	12,584,100	23,099,955	-	(23,099,955)	-	-
September 2017 Exercise of warrants	13	4,963	9,716	-	(4,257)	-	5,459
November 27, 2017 Exercise of stock options	13	25,000	88,376	(38,376)	-	-	50,000
November 30, 2017 Private Placement	13	4,000,000	18,447,465	-	-	-	18,447,465
November 2017 Warrants issued as partial consideration for Private Placement	13	-	-	-	396,741	-	396,741
Exercise of broker warrants	13	13,504	38,351	-	(11,343)	-	27,008
Share-based compensation	14	-	-	2,310,678	-	-	2,310,678
Net income and comprehensive income		-	-	-	-	6,885,430	6,885,430
Balance, December 31, 2017		90,906,265	$104,824,215	$2,272,302	$3,361,789	$(39,589,888)	$70,868,418
Exercise of stock options	13,14	798,101	3,445,256	(1,614,565)	-	-	1,830,691
Exercise of warrants	13,15	1,127,159	2,206,754	-	(966,879)	-	1,239,875
Exercise of broker warrants	13,15	719,556	2,862,769	-	(749,158)		2,113,611
Units issued in bought deal	13,15	12,057,405	93,722,429	-	9,747,935	-	103,470,364
Share-based compensation	14	-	-	8,056,451	-	-	8,056,451
Net loss and comprehensive loss		-	-	-	-	(13,553,616)	(13,553,616)
Balance, December 31, 2018		105,608,486	$207,061,423	$8,714,188	$11,393,687	$(53,143,504)	$174,025,794

The accompanying notes are an integral part of the consolidated financial statements.

6

CannTrust Holdings Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

	Notes	December 31, 2018	December 31, 2017
			(Restated)
			(Note 5)
Operating Activities
Net (loss) income		$(13,553,616)	$6,885,430
Items not effecting cash
Amortization	9	4,080,759	2,217,381
Accretion expense	12	208,842	233,716
Biological assets fair value adjustment expensed to cost of sales		17,301,866	8,929,309
Unrealized gain on changes in fair value of biological assets		(27,840,156)	(19,891,851)
Loss on equity accounted investment	18	385,110	147,056
Loss on revaluation of investment	18	2,087,912	-
Loss on revaluation of derivative liability		-	1,625,336
Interest (income) expense, net of interest income		(311,954)	205,664
Expenses settled with inventory		-	70,280
Expenses settled with issuance of common shares		-	135,000
Deferred income taxes		1,433,000	-
Share-based compensation		8,056,451	2,310,678
		(8,151,786)	2,867,999
Changes in non-cash working capital
Harmonized sales tax recoverable		1,144,600	(2,539,718)
Inventory and biological assets		(13,857,744)	(3,529,772)
Accounts receivable		(5,414,749)	(77,210)
Prepaid expenses		(393,533)	(1,967,531)
Accounts payable and accrued liabilities		6,226,461	4,744,686
Cash flows used in operating activities		(20,446,751)	(501,546)

Investing Activities
Purchase of property and equipment	9	(33,019,302)	(23,993,811)
Disposal of property and equipment		-	136,235
Acquisition of Greenhouse and related assets	6	-	(6,500,000)
Interest received		213,651	54,539
Purchase of investments and financial assets	11, 18	(13,880,231)	(283,816)
Purchase of short term investments		(200,984,420)	(900,000)
Redemption of short term investments		138,162,050	700,000
Cash flows used in investing activities		(109,508,252)	(30,786,853)

Financing Activities
Proceeds from warrant private placement, net of issue costs		-	43,613,330
Proceeds from exercise of warrants	13	3,353,486	1,332,467
Proceeds from exercise of stock options	13	1,830,691	50,000
Proceeds from mortgage, net of costs	12	13,279,638	-
Proceeds from share issuance, net of costs	13,15	103,470,364	-
Repayment of mortgage	12	(239,994)	-
Repayment of promissory note	6	(200,000)	-
Interest paid		(478,169)	(566,500)
Restricted cash held as collateral on credit card financing		765	(75,000)
Cash flows provided by financing activities		121,016,781	44,354,297

Net (decrease) increase in cash		(8,938,222)	13,065,898

Cash, at beginning of period		17,961,043	4,895,145

Cash, at end of period		$9,022,821	$17,961,043

See notes 6, 12, 13 and 15 for non-cash financing.

The accompanying notes are an integral part of the consolidated financial statements.

7

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

1.	NATURE OF OPERATIONS

Nature of Operations

CannTrust Holdings Inc. (“CannTrust” or the “Company”) is a company incorporated under the Business Corporations Act (Ontario)("OBCA") on March 16, 2015. The Company is the parent company of CannTrust Inc., an OBCA company incorporated on August 16, 2013, Elmcliffe Investments Inc., an OBCA company incorporated on October 31, 2013 and Elmcliffe Investments [No. 2] Inc., an OBCA company incorporated on August 9, 2018. The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, an OBCA company incorporated on May 4, 2015, 50% of the outstanding shares of O Cannabis We Stand on Guard for Thee Corporation, an OBCA company, and 50% of the outstanding shares of Greytrust Inc., an OBCA company. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “TRST”, and the New York Stock Exchange, under the trading symbol “CTST”. The registered head office of the Company is located at 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

The Company is a licensed producer and distributor of medical and recreational cannabis in Canada pursuant to the federal Cannabis Act and its regulations (the "Cannabis Act") which came into force on October 17, 2018. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the Marijuana for Medical Purposes Regulations (“MMPR”) in February 2015. On October 17, 2018, the Company commenced sale of recreational cannabis for adult use under the Cannabis Act.

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. acquired various greenhouse and related assets located in the regional municipality of Niagara, Ontario. The Company received its Health Canada Sales License for its Niagara Facility in February 2018.

2.	BASIS OF PRESENTATION

Basis of Preparation

The consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for biological assets and certain financial assets and liabilities which are presented at fair value, as detailed in the Company’s accounting policies.

Statement of Compliance

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”). These consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on March 27, 2019.

8

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All intercompany transactions and balances have been eliminated. 0

Entity	Jurisdiction	Relationship	Ownership %	Accounting Treatment
CannTrust Inc.	Ontario	Wholly Owned Subsidiared	100%	Consolidated
Elmcliffe Investments Inc.	Ontario	Wholly Owned Subsidiared	100%	Consolidated
Elmcliffe Investments [No. 2] Inc.	Ontario	Wholly Owned Subsidiared	100%	Consolidated
Greytrust Inc.	Ontario	Joint Venture	50%	Equity Investment
Cannabis Coffee and Tea Pod Company Ltd.	Ontario	Joint Venture	50%	Equity Investment
O Cannabis We Stand On Guard for Thee Corporation	Canada	Joint Venture	50%	Equity Investment
Cannatrek Ltd.	Australia	Investment	20%	Equity Investment
Stenocare A/S	Denmark	Investment	19%	Equity Investment
Grey Wolf Animal Health	Ontario	Investment	6%	Equity Investment

Functional Currency Translation

All figures presented in these consolidated financial statements and notes thereto are reflected in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the foreign exchange rate applicable at the statement of financial position date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical costs in a foreign currency are translated used the exchange rate at the date of the transaction.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Cash

Cash includes cash on deposit at banking institutions and cash held in trust.

b.	Short-term investments

Short-term investments are comprised of GIC’s with terms to maturity of between three and twelve months or can be redeemed without penalty within 12 months from issuance.

9

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Property and equipment

Property and equipment are measured at historical cost, which is the purchase price as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, less accumulated amortization and impairment losses if applicable. Amortization is provided using the following methods and terms:

Greenhouse and improvements	Straight-line	20 years
Buildings	Straight-line	20 years
Leasehold improvements	Straight-line	5-10 years
Production Equipment	Straight-line	5 years
Furniture and fixtures	Straight-line	5 years
Vehicles	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	1 year

Property and equipment's estimated residual value, useful life and amortization method are reviewed at the end of each reporting period and adjusted if necessary. When parts of an item of property and equipment have different useful lives, they are accounted for as separate components of property and equipment.

Gains or losses on the disposal of an item of property and equipment are determined by comparing the proceeds from the disposal with the carrying amount of the asset and are recognized in profit or loss.

d.	Impairment of Property and Equipment

Property and equipment are reviewed for impairment at the end of each reporting period and tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of property and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized through profit or loss. Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of amortization) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized through profit and loss.

e.	Intangible Assets

Intangible assets consist of exclusive rights to proprietary genetics. Intangible assets are recorded at cost less accumulated amortization. Rights are amortized on a straight-line basis in accordance with the substance of the agreements. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount is less than the recoverable amount, the intangible assets would be reviewed for impairment as described in note 3(d).

10

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Investment in Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in a joint venture are accounted for using the equity method and are initially recognized at cost. The entire carrying amount of the investment is tested for impairment annually.

Under the equity method, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of comprehensive income less distributions of the joint venture.

The Company’s share of its joint venture’s post-acquisition profits or losses is recognized in the statement of net income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment.

If the Company’s share of losses of a joint venture equals or exceeds its interest in the joint venture, the Company does not provide for additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

g.	Business Combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period may not exceed one year from the acquisition date.

11

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Leases

Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

i.	Revenue Recognition

Revenue is recognized when control of the goods has transferred to the purchaser and the collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligations have been fulfilled under the terms of the related sales contract. Revenues are recorded net of discounts and incentives but inclusive of freight. Excise taxes are a production tax which become payable when a cannabis product is delivered to the customer and are not directly related to the value of revenue.

j.	Biological Assets

The Company’s biological assets consist of cannabis plants which are not yet harvested. These biological assets are measured at fair value less costs to sell, which becomes the initial basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. The Company capitalizes all direct and indirect costs relating to the production of biological assets during the reporting period. Unrealized gains or losses arising from changes in fair value less cost to sell during the reporting period are included in the gross margin as “Unrealized gain on changes in fair value of biological assets” in the statement of net income and comprehensive income.

During the current period, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. The previous accounting policy was to expense these costs to cost of goods sold as incurred. The change in accounting policy was adopted retrospectively as reflected in the restated income statement year ended December 31, 2017. See note 5 for the impact of the voluntary change in accounting policy.

The direct and indirect costs related to biological assets that are capitalized include direct costs of i) supplies/nutrients/materials, ii) salaries for personnel directly involved in growing cannabis plants, iii) utilities, iv) rent of co-generation equipment and v) depreciation of equipment directly related to production and indirect costs of i) rent and property taxes, ii) security, iii) insurance, iv) depreciation of facility and common fixed assets and v) supervision salaries.

12

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Inventory

Inventory is valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest, which becomes deemed cost. Any subsequent post-harvest direct and indirect costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies are initially recorded at cost. When the inventory is sold the capitalized costs are expensed through “Cost of goods sold” and the fair value adjustment on inventory sold is expensed through “Fair value changes in biological assets included in inventory sold”.

The direct and indirect costs related to inventory that are capitalized include direct costs of i) supplies/materials, ii) salaries for personnel directly involved in production post harvest, iii) utilities, and iv) depreciation of manufacturing and packaging equipment directly related to production and indirect costs of i) rent and property taxes, ii) security, iii) insurance, iv) quality control and testing costs, v) depreciation of facility and common fixed assets and vi) supervision salaries.

l.	Share Capital

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs. For unit offerings, the Company has adopted the relative fair value method with respect to measurement of shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair values of the components. The fair value of the warrants is estimated using the Black-Scholes option valuation model.

m.	Share Issuance Costs

Costs incurred in connection with the issuance of share capital are netted against the proceeds received, net of tax. Costs related to the issuance of share capital and incurred prior to issuance are recorded as deferred share issuance costs and subsequently netted against proceeds when they are received. If the share issuance is no longer expected to be completed the share issuance costs are recognized in profit or loss.

n.	Research and Development

Research costs are expensed as incurred and are included in general and administrative expenses in the statement of net income and comprehensive income. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized through profit and loss as incurred.

13

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Income Taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recorded in the consolidated financial statements if realization is considered probable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the year that the rate changes.

p.	Share-based Payments for Non-employees

In situations where equity instruments are issued to non-employees, shares issued are recognized at the fair value of services or goods received by the entity. In situations where some or all of the goods or services received by the entity as consideration cannot be estimated reliably, they are measured at the fair value of the equity instrument granted. The fair value of the equity-settled share-based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

q.	Share-based Compensation – Employees

The Company has an employee stock option plan (“ESOP”) in place. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value is measured using the Black-Scholes option pricing valuation model. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. Upon exercise stock of options, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received. Any revisions are recognized in the consolidated statements of net (loss) income and comprehensive (loss) income such that the cumulative expense reflects the revised estimate.

r.	Earning/Loss per Share

The Company presents basic and diluted earnings (loss) per share for its common shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. When the effect of all outstanding warrants or options are anti-dilutive during a year when the Company incurs a loss or when the exercise price exceeds market price, diluted earnings (loss) per share does not differ from basic earnings (loss) per share.

14

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Financial Instruments

IFRS 9 was issued by the IASB on July 24, 2014 and replaced IAS 39. IFRS 9 uses a single approach to determine whether a financial instrument is measured at amortized cost, fair value through profit or loss and fair value through other comprehensive income. The Company has adopted this new standard as of its effective date on a retrospective basis without restatement. The effective date of this standard was January 1, 2018. The Company notes there was no impact on other comprehensive income or deficit from transition to IFRS 9. The new classification and measurement of the Company's financial instruments are as follows:

i.	Amortized Cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Accounts receivables, accounts payables and mortgage payables are classified in this category are measured at amortized cost using the effective interest method.

ii.	Fair value through profit or loss (“FVTPL”)

This category includes quoted equity instruments and debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

iii.	Fair value through other comprehensive income (“FVOCI”)

This category includes quoted equity instrument are subsequently measured at fair value with changes in fair value recognized in other comprehensive income. When an equity instrument is derecognized, the cumulative gain or loss previously recognized in OCI is not reclassified to profit and loss. Dividend income from equity instruments are not recognized in profit and loss. The Company does not have any financial assets measured at FVOCI as of December 31, 2018.

	IAS 39 Classification	IFRS 9 Classification
Cash and Cash equivalents	FVTPL	FVTPL
Short term investments	FVTPL	FVTPL
Marketable Securities	Available for sale	FVTPL
Accounts receivables	Amortized Cost	Amortized Cost
Other receivables	Amortized Cost	Amortized Cost
Other financial assets	Available for sale	FVTPL

Accounts payable and Accrued liabilities	Amortized Cost	Amortized Cost
Promissory note	Amortized Cost	Amortized Cost
Mortgage	Amortized Cost	Amortized Cost

15

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

iv.	Impairment of financial assets

Under IFRS 9, the Company is required to apply an expected credit loss “ECL” model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and did not note any material differences. As a result, no incremental impairment loss has been recognized upon transition.

t.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are measured at the amounts agreed to by the parties.

u.	Segment Reporting

A segment is a component of the Company that i) engages in business activities from which it may earn revenue and incur expenses, ii) whose operating results are reviewed by the board of directors and iii) for which discrete financial information is available. Throughout the years ended December 31, 2018 and December 31, 2017, the Company operated in one segment, the production and sale of wholesale and medicinal cannabis in Canada.

v.	New Standards Adopted in Current Year

•	Amendment to IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transaction. The amendment became effective for the Company on January 1, 2018 and did not have an impact on its consolidated financial statements.

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’, introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 became effective for the Company on January 1, 2018 and did not have a material impact on its consolidated financial statements.

16

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted.

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company intends to adopt IFRS 16 for the annual beginning on January 1, 2019 using a modified retrospective approach with the cumulative effect of adopting IFRS 16 recognized as an adjustment to opening retained earnings as at January 1, 2019. Comparative information will not be restated. The Company has completed an assessment of the impact on its consolidated financial statements. Based on this assessment, the Company expects to recognize right of use assets and lease liabilities for its operating leases of property and equipment of approximately $1.5 million to $2 million. The Company is currently committed to a future lease of $61,975,680, once initiated, will constitute a lease under IFRS 16 and the equipment will be recorded within property and equipment, with a corresponding lease liability recognized.

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’ was issued by the IASB in June 2017 and specifies the interpretation to be applied to the determination of taxable profit, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company anticipates IFRIC 23 will have no significant impact.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 18.

(ii)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain assets related to income tax losses carried forward is probable on the basis of future taxable income. Refer to Note 19.

(iii)	Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Finite-lived intangible assets are comprised of exclusive rights to proprietary genetics. Amortization is provided on a straight-line basis. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Refer to Note 10.

17

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

(iv)	Plants that are in pre-harvest are considered biological assets and are recorded at fair value less cost to sell at their point of harvest. Direct and indirect pre-harvest costs are capitalized to biological assets, and as they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain on changes in fair value of biological assets is recognized. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as Cost of goods sold, including the fair value changes in biological assets included in inventory sold. Cost of goods sold includes all capitalized direct and indirect pre-harvest production costs and capitalized post-harvest direct and indirect costs relevant to inventory sold in the period. Fair value changes in biological assets prior to harvest included in inventory sold includes the non-cash gain on changes in fair value of biological assets related to inventory sold. Refer to Note 8.

Significant estimates include the following:

(i)	Valuation of net assets acquired in acquisition. Refer to Note 6.

(ii)	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 8.

(iii)	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 8.

(iv)	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 9.

(v)	Inputs used in option valuation models used for valuation of warrants and options. Refer to Note 14 and 15.

(vi)	Inputs used in valuation model used for valuation of the financial assets. Refer to Note 11.

5.	CHANGE IN ACCOUNTING POLICY

During the current period, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. See note 3 (j). The previous accounting policy was to expense these costs to cost of goods sold during the period in which they were incurred.

These costs are capitalized to biological assets and transferred to inventory upon harvest. The capitalized costs attributable to pre-harvest costs are then expensed to cost of goods sold when the related inventory is sold. The Company believes the new policy is preferable as it matches the recognition of these costs as an expense in the same period in which the revenue is generated. There is no impact on the gross profit, net (loss) income and comprehensive (loss) income, basic and diluted earnings (loss) per share, the statement of financial position, the statement of changes in equity and cash flows used in operating activities as the change in cost of goods sold and amortization expensed to cost of goods sold is offset by the change in fair value changes in biological assets included in inventory sold and unrealized gain on changes in the fair value of biological assets. The impact of the change in accounting policy on each line item of the financial statements is shown in the table below:

18

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

5.	CHANGE IN ACCOUNTING POLICY (continued)

	Year ended December 31, 2018			Year ended December 31, 2017
Statement of Net (loss) income and Comprehensive (loss) income	New policy	Original policy	Impact of change	New policy	Original policy	Impact of change
Cost of goods sold	$19,690,162	$25,864,840	$(6,174,678)	$7,680,234	$9,017,787	$(1,337,553)
Amortization expensed to cost of sales	-	-	-	-	1,252,985	(1,252,985)
Gross profit, before the unrealized gain on changes in fair value of biological assets	25,954,981	19,780,303	6,174,678	13,017,530	10,426,992	2,590,538
Fair value changes in biological assets included in inventory sold	17,301,866	23,432,761	(6,130,895)	8,929,308	11,302,969	(2,373,661)
Unrealized gain on changes in fair value of biological assets	(27,840,156)	(40,145,729)	12,305,573	(19,891,851)	(24,856,050)	4,964,199
Gross profit	$36,493,271	$36,493,271	$-	$23,980,073	$23,980,073	$-

	Year ended December 31, 2018			Year ended December 31, 2017
Statement of Cash Flows	New policy	Original policy	Impact of change	New policy	Original policy	Impact of change
Operating Activities
Items not affecting cash:
Biological assets expensed to cost of sales	$17,301,866	$23,432,761	$(6,130,895)	$8,929,308	$11,302,969	$(2,373,661)
Unrealized gain on changes in fair value of biological assets	(27,840,156)	(40,145,729)	12,305,573	(19,891,851)	(24,856,050)	4,964,199
Changes in non-working capital
Inventory and biological assets	(13,857,744)	(7,683,066)	(6,174,678)	(3,529,771)	(939,233)	(2,590,538)
Cash flow used in operating activities	$(20,446,751)	$(20,446,751)	$-	$(501,546)	$(501,546)	$-

6.	ACQUISITION

On March 6, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the operating business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a Health Canada Approved Cannabis growth facility. With this purchase the Company enhanced its ability to serve the Canadian and International Medicinal Cannabis markets and the Adult Recreational market in Canada which became legal on October 17, 2018. The Company received its Health Canada Sales License for this facility on February 12, 2018.

The Company has allocated the purchase price as follows:

Assets	Allocation
Land	$484,507
Residential Buildings	571,000
Greenhouses and Equipment	4,215,192
Plant and Equipment	2,115,301
Vehicles	114,000
Total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:

Cash Consideration	$6,500,000
Promissory note (a)	1,000,000
Total	$7,500,000

19

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

6.	ACQUISITION (continued)

a.	As part of the consideration for the acquisition, a non-interest bearing promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000. The first payment of $200,000 was made in January 2018.

The following table reflects a continuity of the Company’s promissory note:

	December 31, 2018	December 31, 2017
Carrying amount, January 1	$1,000,000	$-
Issuance of promissory note	-	1,000,000
Repayment of promissory note	(200,000)	-
Carrying amount	$800,000	$1,000,000
less: Current portion of promissory note	(200,000)	(200,000)
Non-Current portion of promissory note	$600,000	$800,000

Costs incurred related to the acquisition totaled $204,282 which are included in 2017 transaction costs expense. No receivables, payables or inventory were acquired through the acquisition. There was no goodwill that arose from this acquisition.

7.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	December 31, 2018	December 31, 2017
Short-term investment - GIC (i)	$63,023,908	$201,538
Restricted cash - GIC held as collateral (ii)	100,000	100,765
Total restricted cash and short-term investments	$63,123,908	$302,303

(i)	The investment is a one-year GIC, redeemable every 30 days, held with a large Canadian financial institution at fixed interest rate of 1.6%. The GIC is redeemable without penalty after 30 days.

(ii)	The Company has a letter of credit with a large Canadian financial institution for $100,000. A one-year GIC for $100,000 is held on collateral. The letter of credit has a one-year expiry from the date of issue and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments.

20

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

8.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and cannabis plants. The Company’s biological assets are comprised of:

	December 31, 2018	December 31, 2017*
Carrying amount, January 1	$9,843,690	$2,320,093
Seeds used	(9,656)	(979)
Changes in fair value less costs to sell due to biological transformation	27,840,156	19,891,851
Production costs capitalized	12,305,573	4,964,199
Transferred to inventory upon harvest	(39,477,184)	(17,331,474)
Carrying amount	$10,502,579	$9,843,690

*Costs have been reallocated between production costs capitalized and changes in fair value less costs to sell due to biological transformation for the year ended December 31, 2017.

	December 31, 2018	December 31, 2017
Carrying amount of seeds	$15,660	$25,316
Carrying amount of live plants	10,486,919	9,818,374
Carrying amount	$10,502,579	$9,843,690

The valuation of biological assets is based on a market approach where the fair value at the point of harvest is estimated based on selling price less costs to sell. Biological assets are presented at their fair value less costs to sell up to the point of harvest. Because there is no actively traded commodity market for plants and dried product, the valuation of the biological assets is obtained using valuations techniques where the inputs are based upon unobservable market data and are classified as level 3 in the fair value hierarchy. There have been no transfers between levels.

To determine fair value the Company:

•	counts the number of plants on hand at the end of the period and multiplies the number of plants by the expected yield in grams per plant and the expected selling price per gram;
•	deducts costs remaining to complete the harvest and selling costs from the expected selling price; and
•	applies a discount rate based on the number of days that the Company expects it will take to sell the yield from the biological assets.

The significant assumptions used in determining the fair value of cannabis plants are:

•	stages of plant growth (days remaining until the point of harvest);
•	wastage of plants based on their various stages of growth;
•	expected yield by plant;
•	expected weighted average selling price per gram of harvested cannabis (based on estimated grams to be sold for the medical and recreational market);
•	percentage of costs incurred to date compared to the expected costs to be incurred in order to estimate fair value of an in-process plant; and
•	expected number of days to sell the yield from biological assets

21

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

8.	INVENTORY AND BIOLOGICAL ASSETS (continued)

All of the plants are to be harvested as cannabis and were on a weighted average, based on expected yield, of 58% from harvest (the percentage of days remaining until the point of harvest) as at December 31, 2018 (December 31, 2017 – 52%). The average number of days from the point of propagation to the day of harvest is 112 days.

The Company estimates the harvest yields for the plants at various stages of growth. At December 31, 2018, it is expected that the Company’s biological assets will yield, net of waste, approximately 13,926,974 grams (December 31, 2017 – 1,911,972 grams) of biological produce, with net selling prices ranging from $2.92 to $12.00 per gram. The selling price is determined based on historical net selling prices for medical sales and the wholesale price for projected recreational sales giving a weighted average selling price of $4.50 per gram of harvested cannabis and $1.28 per gram of harvested cannabis trim. The cost remaining to complete the harvest and selling costs range from $0.61 to $2.46 per gram with a weighted average of $1.54 per gram. The expected number of days to sell the yield from biological assets will not result in a significantly higher or lower fair value measurement.

The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that (i) a 10% decrease in selling prices would result in a $2,071,058 (December 31, 2017 - $1,261,124) decrease in the fair value of the biological assets and (ii) a 10% decrease in yield would result in a $1,050,258 (December 31, 2017 - $574,665) decrease in the fair value of the biological assets. Other unobservable inputs are less variable and will not result in significantly higher or lower fair value measurement.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging supplies. Inventory is valued at the lower of cost and net realizable value. As at December 31, 2018, the Company held 4,471,032 grams of dry cannabis (December 31, 2017 – 626,935) and 6,887,849 grams of extracts (December 31, 2017 – 977,186).

Inventory is comprised of the following items:

	Dried Cannabis	Extracts	Other	December 31, 2018
Accessories	$-	$-	$52,458	$52,458
Packaging and supplies	-	-	443,520	443,520
Work-in-Progress	11,306,993	16,505,412	-	27,812,405
Finished Goods	4,095,610	2,985,497	-	7,081,107
Total Inventory	$15,402,603	$19,490,909	$495,978	$35,389,490

	Dried Cannabis	Extracts	Other	December 31, 2017
Accessories	$-	$-	$116,974	$116,974
Packaging and supplies	-	-	137,500	137,500
Work-in-Progress	3,355,635	3,942,789	-	7,298,424
Finished Goods	1,279,339	2,126,785	-	3,406,124
Total Inventory	$4,634,974	$6,069,574	$254,474	$10,959,022

22

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

9.	PROPERTY AND EQUIPMENT

	Land	Leasehold Improvements	Buildings, Greenhouse and Improvements	Equipment	Other	Total
Balance at December 31, 2016	$-	$2,796,356	$-	$4,815,487	$650,109	$8,261,952
Additions	484,507	170,568	16,528,144	13,965,236	345,356	31,493,811
Disposals	-	-	(90,000)	(46,235)	-	(136,235)
Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528

Accumulated Amortization
Balance at December 31, 2016	$-	$(612,441)	$-	$(1,968,502)	$(471,569)	$(3,052,512)
Amortization	-	(290,359)	(293,922)	(1,833,009)	(186,041)	(2,603,331)
Balance at December 31, 2017	$-	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)

Carrying Amounts
Balance at December 31, 2016	$-	$2,183,915	$-	$2,846,985	$178,540	$5,209,440
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685

Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528
Additions	675,333	3,360,622	25,158,539	2,501,273	1,323,535	33,019,302
Balance at December 31, 2018	$1,159,840	$6,327,546	$41,596,683	$21,235,761	$2,319,000	$72,638,830

Accumulated Amortization
Balance at December 31, 2017	$-	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)
Amortization	-	(424,341)	(1,116,348)	(2,661,805)	(571,588)	(4,774,082)
Balance at December 31, 2018	$-	$(1,327,141)	$(1,410,270)	$(6,463,316)	$(1,229,198)	$(10,429,925)

Carrying Amounts
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685
Balance at December 31, 2018	$1,159,840	$5,000,405	$40,186,413	$14,772,445	$1,089,802	$62,208,905

As at December 31, 2018, $693,323 (December 31, 2017 - $385,950) of amortization from the current period remains capitalized to ending inventory. During the twelve months ended December 31, 2018, inventory expensed to cost of goods sold included amortization of $1,948,666 (December 31, 2017 - $1,252,985).

23

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

10.	IMPAIRMENT

The impairment loss was recognized in relation to the intangible assets recognized during the year ended December 31, 2018 for rights to proprietary genetics. Included in the carrying amount is the cost paid for the rights to the proprietary genetics and development costs related to the acquisition of the genetics. Management considers it no longer viable for these genetics to be used in production, and the rights cannot be transferred to another party. The Company recognized an impairment loss of $988,160 reducing the carrying value to $Nil.

11.	FINANCIAL ASSETS

	December 31, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Convertible Debenture (i)	750,000	-
Received Warrants on purchase of shares (ii)	151,350	-
Carrying amount	$901,350	$-

(i)	On December 20, 2018, the Company made an additional investment of $750,000 in GWAH and received unsecured interest bearing convertible debentures and 150,000 warrants exercisable to purchase 150,000 shares of GWAH at $2 per share.

(ii)	As part of the issue of shares (see note 18 (vi)), the Company received 6,400,000 warrants exercisable to purchase 6,400,000 shares of Cannatrek at $0.40 a share. The total considerations paid was allocated to common shares and warrants in the amounts of $5,887,050 and $151,350.

The warrants were valued at $151,350 at the grant date using a Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 80%; (iii) average risk-free rate of 2.09%; (iv) share price of $0.19; (v) forfeiture rate of 0%; and (vi) expected life of 1.17. The change in fair value between the grant date and December 31, 2018 was not significant. The Company performed a sensitivity analysis on the valuation of the warrants and noted that a 5% decrease in volatility would result in a $19,119 decrease in the valuation of the warrants and a 5% decrease in share price would result in a $19,640 decrease in the valuation of the warrants.

24

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

12.	MORTGAGE

The following table reflects a continuity of the Company’s mortgage payable:

	December 31, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Advance of mortgage financing (net of costs)	9,529,638	-
Second advance of mortgage financing (net of costs)	3,750,000
Accretion expense	208,842	-
Mortgage payments	(239,994)	-
Carrying amount	$13,248,486	$-
Less: current portion of mortage	(3,790,610)	-
Non-current portion of mortgage	$9,457,876	$-

On February 14, 2018, the Company secured $15,000,000 of mortgage financing on the Niagara Greenhouse Facility. On closing $10,000,000 was advanced to the Company. The first advance has a two-year term and an amortization period of twenty years bearing an annual interest rate of 6.03% with a maturity date of February 15, 2020. Costs incurred related to the mortgage totaled $470,365 which are netted against the mortgage liability. The effective interest rate of the first portion of the mortgage is 9.09%.

On December 27, 2018 the Company secured $3,750,000 being a second advance of mortgage financing. The second advance has a one-year term and an amortization period of nineteen years and two months bearing an annual interest rate of 5.45% with a maturity date of December 27, 2019. The effective interest rate of the second portion of the mortgage is 5.6%.

25

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

13.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Share Capital
	Number of Common Shares	Amount - Common shares
Balance, December 31, 2016	67,995,919	$53,916,169
February 2017 Private Placement (i)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (ii)	644,264	877,497
March 2017 Exercise of warrants (iii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (iv)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (v)	75,000	150,000
April 2017 Share issuance in lieu of services (vi)	100,000	200,000
August 2017 Share issuance on automatic conversion of convertible debt (vii)	2,885,354	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants (viii)	12,584,100	23,099,955
September 2017 Exercise of warrants (ix)	4,963	9,716
November 27, 2017 Exercise of stock options (x)	25,000	88,376
November 30, 2017 Private Placement (xi)	4,000,000	18,447,465
Exercise of broker warrants (xii)	13,504	38,351
Balance, December 30, 2017	90,906,265	104,824,215

Balance, December 31, 2017	90,906,265	$104,824,215
Exercise of stock options (xiii)	798,101	3,445,256
Exercise of warrants (xiv)	1,127,159	2,206,754
Exercise of broker warrants (xv)	719,556	2,862,769
Units Issued (xvi)	12,057,405	93,722,429
Balance, December 30, 2018	105,608,486	$207,061,423

(i)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(ii)	On March 6, 2017, $600,000 of convertible debt with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(iii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(iv)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

(v)	As consideration for the special warrant subscription, the Company issued 75,000 common shares to the Agent on March 16, 2017. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

26

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

13.	SHARE CAPITAL (continued)

(vi)	On April 28, 2017, 100,000 common shares were issued as consideration for management fees to related parties. The shares were valued at $2.00 per share, as determined by the value of the services received and invoices.

(vii)	On August 17, 2017, $3,040,919 of convertible debt and related derivative liability with a total carrying value of $3,929,639 and $132,967 in accrued interest were converted into common shares, in connection with the Company listing on the Canadian Securities Exchange, at $1.10 per share resulting in the issuance of 2,885,354 common shares.

(viii)	On August 17, 2017, 12,584,100 Special Warrants were automatically converted into 12,584,100 common shares at $2 per share at a carrying value of $23,099,955, in connection with the Company listing on the Canadian Securities Exchange. There were no proceeds from the conversion of Special Warrants to common shares.

(ix)	On September 19, 2017, 4,963 warrants were exercised to purchase 4,963 common shares at $1.10 per share for gross proceeds of $5,459. The carrying value of the warrants was $4,257.

(x)	On November 27, 2017, 25,000 stock options were exercised at $2.00 per share for gross proceeds of $50,000.

(xi)	On November 30, 2017, the Company issued, on a private placement basis, 4,000,000 common shares at $5.00 per share for the gross proceeds of $20,000,000. The Company’s Agent for the private placement was paid an Agent’s Fee of $1,100,000 and was issued Broker Warrants equaling 5.5% of the number of common shares issued as part of the private placement. Total transaction costs for the private placement were $1,552,535.

(xii)	During the year ended December 31, 2017, 13,504 warrants were exercised to purchase 13,504 common shares at $2.00 per share for gross proceeds $27,008. The carrying value of the warrants was $11,343.

(xiii)	During the twelve months ended December 31, 2018, 798,101 stock options were exercised at a weighted average strike price of $2.29 per share for gross proceeds of $1,830,690. The carrying value of the options was $1,614,565.

(xiv)	During the twelve months ended December 31, 2018, 1,127,159 warrants were exercised to purchase 1,127,159 common shares at $1.10 per share for gross proceeds of $1,239,875. The carrying value of the warrants was $966,879.

(xv)	During the twelve months ended December 31, 2018, 567,406 broker warrants were exercised to purchase 567,406 common shares at $2.00 per share for gross proceeds of $1,134,812. The carrying value of the warrants was $476,508. 121,000 broker warrants were exercised to purchase 121,000 common shares at $5.00 broker warrants per share for gross proceeds of $605,000. The carrying value of the warrants was $218,207. 31,150 broker warrants were exercised to purchase 31,150 common shares at $12.00 per share for gross proceeds of $373,800. The carrying value of the warrants was $54,442.

27

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

13.	SHARE CAPITAL (continued)

(xvi)	On June 5, 2018 the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of $100,395,000. There were transaction costs for the bought deal of $6,156,239. Each unit issued consisted of one common share and one-half of one common share purchase warrant (see Note 15(v)). The total net proceeds of the bought deal were allocated to Common Share Capital and Warrants in the amounts of $84,490,826 and $9,747,935 respectively. On October 17, 2018, the Company finalized a partnership with Kindred Partners Inc., a wholly-owned subsidiary of Breakthru Beverage Group (“Breakthru”). Breakthru purchased 902,405 common shares of the Company at $10.23 per share for proceeds of $9,231,603. In addition, Breakthru was issued warrants to purchase up to an additional 2,000,000 common shares.

Each warrant is exercisable to acquire one Common Share at an exercise price per share equal to the 5-day volume weighted average price on the TSX immediately prior to the date the applicable warrants are exercised if the Company exceeds certain sales thresholds. The warrants are valued at $Nil as the strike price will approximate the share price when exercised.

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt and stock options into common shares, have a dilutive effect on earnings per share. The calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings (loss) per share amounts are presented in the table below:

	Year ended
	December 31, 2018	December 31, 2017
Numerator - basic and diluted earnings per share:
Net (loss) income and comprehensive (loss) income	$(13,553,616)	$6,885,430

Denominator - basic earnings per share:
Weighted average number of shares - basic	99,282,045	76,876,971

Denominator - diluted earnings per share:
Stock Options*	-	1,218,015
Warrants*	-	2,431,119
Weighted average number of shares - diluted	99,282,045	80,526,105

Earnings (loss) per share - basic	$(0.14)	$0.09
Earnings (loss) per share - diluted	$(0.14)	$0.09

*Stock options and warrants were excluded from the weighted average number of shares as they were anti-dilutive for the year ended December 31, 2018.

14.	STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company. The Board of Directors establishes expiry dates and exercise prices (at not less than market price, determined by recent transactions) at the date of grant. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is equal to 10% of the issued and outstanding common shares. The following is a summary of the changes in the Company’s ESOP options during the period:

28

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

14.	STOCK OPTION PLAN (continued)

	Options issued	Weighted Average exercise price
December 31, 2016	-	$-
Options granted	3,670,500	3.40
Options forfeited	(119,500)	2.11
Options exercised	(25,000)	2.00
December 31, 2017	3,526,000	$3.45

December 31, 2017	3,526,000	$3.45
Options granted	2,854,500	8.17
Options forfeited	(1,467,836)	5.38
Options exercised	(798,101)	2.29
December 31, 2018	4,114,563	$7.59

The weighted average fair value of common shares issued during the year ended December 31, 2018 was $9.28 at time of exercise of options.

The following is a summary of the outstanding stock options as at December 31, 2018.

Options Outstanding			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life (years)	Exercise Price per share	Number Exercisable	Exercise Price per share
1,270,722	8.7	$0.00 - $3.50	520,702	$0.00 - $3.50
429,841	9.2	$3.51 - $6.72	46,831	$3.51 - $6.72
634,000	9.3	$6.73 - $9.00	96,317	$6.73 - $9.00
1,780,000	9.7	$9.01 - $11.88	425,000	$9.01 - $11.88
4,114,563	9.3	$7.59	1,088,850	$6.26

For the year ended December 31, 2018, the Company recorded $8,056,451 (December 31, 2017 - $2,310,678) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period. In determining the amount of share-based compensation for the year ended December 31, 2018, the Company used the Black-Scholes option pricing model applying the following assumptions to establish the fair value of options granted during the period:

Risk-free interest rate	2.30% - 2.82%
Expected life of options (years)	2.5 - 6.4
Expected annualized volatility	79% - 87%
Expected dividend yield	Nil
Forfeiture rate	6.00%
Exercise price (per share)	$6.70 - $11.88

Volatility was estimated by using the historical volatility of other companies having trading and volatility history that the Company considers comparable. Comparable companies with lower volatilities have been used for options granted by the Company after it was listed publicly. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

29

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

15.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants:

	Number of Warrants	Number of common shares to be issued on exercise of warrants	Amount	Weighted average exercise price	Weighted average remaining life in years
December 31, 2016	1,654,801	3,654,798	$3,027,398	$1.21	1.76
February 2017 Private Placement	12,584,100	12,584,100	23,099,955	2.00
February 2017 Warrants issued as partial consideration for Private Placement	594,390	594,390	499,169	2.00	1.13
March 2017 Exercise of warrants	(2)	(1,000,000)	(545,919)	1.30
August 2017 Share issuance on automatic conversion of Special Warrants	(12,584,100)	(12,584,100)	(23,099,955)	2.00
September 2017 Exercise of warrants	(4,963)	(4,963)	(4,257)	1.10	2.64
November 30, 2017 Warrants issued as partial consdieration for Private Placement	220,000	220,000	396,741	5.00	1.92
Exercise of broker warrants	(13,504)	(13,504)	(11,343)	2.00	1.13
December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17

December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17
Exercise of warrants (i)	(1,127,159)	(1,127,159)	(966,879)	1.10
Exercise of broker warrants (ii)	(567,406)	(567,406)	(476,508)	2.00
Exercise of broker warrants (iii)	(121,000)	(121,000)	(218,207)	5.00
Exercise of broker warrants (iv)	(31,150)	(31,150)	(54,443)	12.00
Warrants issued as partial consideration of Bought Deal (v)	5,577,500	5,577,500	9,747,935	12.00	1.43
December 31, 2018	6,181,507	7,181,506	$11,393,687	$9.60	1.38

(i)	During the year ended December 31, 2018, 1,127,159 warrants were exercised to purchase 1,127,159 common shares at $1.10 per share for gross proceeds of $1,239,875. The carrying value of the warrants was $966,879.

(ii)	During the year ended December 31, 2018, 567,406 broker warrants were exercised to purchase 567,406 common shares at $2.00 per share for gross proceeds of $1,134,812. The carrying value of the warrants was $476,508.

(iii)	During the year ended December 31, 2018, 121,000 broker warrants were exercised to purchase 121,000 common shares at $5.00 per share for gross proceeds of $605,000. The carrying value of the warrants was $218,207.

30

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

15.	RESERVE FOR WARRANTS (continued)

(iv)	During the year ended December 31, 2018, 31,150 broker warrants were exercised to purchase 31,150 common shares at $12.00 per share for gross proceeds of $373,800. The carrying value of the warrants was $54,443.

(v)	On June 5, 2018, the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of $100,395,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each Warrant is exercisable to acquire one Common Share at an exercise price of $12.00 per share, subject to adjustment in certain events, until June 5, 2020. In the event that the daily volume weighted average trading price of the Common Shares exceeds $18.00 for 10 consecutive trading days on the Toronto Stock Exchange ("TSX"), the Company has the right to accelerate the expiry date of the warrants upon providing not less than 15 trading days' notice of such acceleration. The warrants were valued at $9,747,935 at the grant date using a weighted average value derived from a Black-Scholes pricing model that is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. Transaction costs and agent’s fee of $636,793 were netted against the warrants. The following assumptions were used in the valuation: a) expected dividend yield of 0%; b) average expected volatility of 68 - 89%; c) average risk-free rate of 1.26 - 1.91%; d) share price of $8.89; e) forfeiture rate of 0% and; f) expected life of 0.25 - 2 years.

The weighted average fair value of common shares issued on exercise of warrants during the year ended December 31, 2018 was $9.30 at the time of exercise.

16.	COMMITMENTS

The Company’s commitments consist of the following:

	Leases	Marketing	Total
2019	$4,055,054	$2,545,461	$6,600,515
2020	3,436,577	-	3,436,577
2021	3,407,940	-	3,407,940
2022	3,407,940	-	3,407,940
2023	3,382,177	-	3,382,177
Beyond	46,998,224	-	46,998,224
Total	$64,687,912	$2,545,461	$67,233,373

On March 7, 2018, the Company executed a long-term non-cancellable lease agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Greenhouse Facility. As part of the agreement, the Company is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing temporary Cogen equipment system to provide heat and power while the long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under

31

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

16.	COMMITMENTS (continued)

IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred. Additionally, the Company has a lease commitment until November 30, 2023 for the rental of the head office and production facilities.

The Company entered into service contract with Breakthru to provide development of a route-to-market platform for the Company’s products in the wholesale market. Additionally, the Company has entered into a service contract with Adobe to provide advertising cloud services for a one-year term.

17.	RELATED PARTY TRANSACTIONS

Key Management and Director Compensation

During the year ended December 31, 2018, the compensation of key management and directors of the Company totaled $2,008,468 (December 31, 2017 - $1,223,773), and consisted of salaries, bonuses, and director fees. There were 1,920,000 (December 31, 2017 – 2,427,000) stock options valued at $6,421,254 (December 31, 2017 - $6,620,570) issued to key management and directors during the year ended December 31, 2018. There were 699,999 (December 31, 2017 – 25,000) stock options valued at $1,243,136 (December 31, 2017 – $88,376) exercised by key management and directors during the year ended December 31, 2018. There were 1,180,001 (December 31, 2017 – Nil) stock options valued at $4,439,950 (December 31, 2017 – Nil) forfeited by key management and directors during the year ended December 31, 2018. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

During the year ended December 31, 2018, the Company incurred $320,000 (December 31, 2017 - $378,674) of management fees to related parties, of which $26,667 (December 31, 2017 - $26,667) was unpaid and included in accounts payable at December 31, 2018. During the year ended December 31, 2018, the Company incurred legal fees of $839,156 (December 31, 2017 - $549,387) relating to corporate services provided by a firm at which a director of the Company is a partner.

Other Related Party Transactions

During the year ended December 31, 2018, the Company transacted with its associate Stenocare (see Note 18 (iv)). The Company sold cannabis extracts to Stenocare in the amount of $170,336.

During the year ended December 31, 2018, the Company transacted with its joint venture O’Cannabis (see Note 18 (iii)). The Company incurred $46,443 of expenses for services provided by O’Cannabis.

All intercompany eliminations have been made with regards to these transactions.

32

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

18.	INVESTMENTS

	Investment Balance at December 31, 2017	Investment and Advances	Share of Net Loss	Changes in Fair value	Investment Balance at December 31, 2018

CCTP (i)	$156,073	$104,027	$(88,631)	$-	$171,469
GWAH (ii)	-	1,000,000	(115,186)	-	884,814
O'Cannabis (iii)	-	500,000	-	-	500,000
Stenocare (iv)	-	487,804	(140,623)	-	347,181
NAC (v)	-	5,000,000	-	(2,087,912)	2,912,088
Cannatrek (vi)	-	5,887,050	(40,670)	-	5,846,380
	$156,073	$12,978,881	$(385,110)	$(2,087,912)	$10,661,932

(i)	On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P. (“Club Coffee”), in which each entity holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd (“CCTP”). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. During the twelve-month period ended December 31, 2018, CCTP had a net loss and comprehensive loss after tax of $177,262 (December 31, 2017 - $294,112) of which $88,631 (December 31, 2017 - $147,056) was the Company’s share. The Company’s interest in CCTP was recorded as an equity accounted investment of $171,469 as at December 31, 2018 (December 31, 2017 - $156,073).

As a condition of permitting the Company to trade its Common Shares on the TSX, the TSX required of the Company that the two license agreements entered into by CCTP with Lighthouse Strategies LLC and Silver State Wellness LLC in respect of certain geographic areas of the United States of America (collectively, the “US License Agreements”), be assigned to an entity in which the Company does not have an economic interest therein.

Accordingly, on January 22, 2018 the Company and the other party to CCTP, Club Coffee, agreed to amend the Shareholder’s Agreement in which the parties agreed to assign the US License Agreements to a related party of CCTP in which the Company has no economic interest. In exchange CCTP received the option at the Company’s sole decision and after having met certain pre-stipulated conditions, to repurchase the US License Agreements for a nominal amount. These conditions are:

a)	marijuana being legalized federally in the United States of America, and/or

b)	the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or

c)	the Common shares of the Company are involuntarily delisted from the TSX, and/or

d)	control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

The transaction constitutes a disposal of the US License and IP whereby the Company is no longer entitled to any future economic benefits from the US Licenses and IP until such time that the option to reassign is exercised.

33

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

18.	INVESTMENTS (continued)

(ii)	On June 26, 2018, the Company entered into a shareholder agreement with Grey Wolf Animal Health (“GWAH”) to form the joint venture, Greytrust. Both the Company and GWAH obtained 50% ownership of Greytrust and each had the right to appoint one member of the Board of Directors of Greytrust. The cost of the investment was nominal. Greytrust will develop and distribute medical cannabis Animal Healthcare products. As part of the investment, the Company had received 4,321,800 warrants exercisable to purchase 4,321,800 common shares of GWAH at $1.10 per share.

On August 14, 2018, the Company executed an agreement to purchase 769,231 common shares of GWAH at $1.30 per share for a total of $1,000,000. The investment is initially measured at fair value. Subsequently, the investment is accounted for using the equity method. The Company’s share of the net losses as at December 31, 2018 is $115,186.

On December 20, 2018, the Company made an additional investment of $750,000 in GWAH and received unsecured interest bearing convertible debentures and 150,000 warrants exercisable to purchase 150,000 shares of GWAH at $2 per share.

(iii)	On October 5, 2018, the Company acquired a 50% interest in the joint venture, O’Cannabis, a telemedicine service provider for gross proceeds of $500,000. The Company is entitled to appoint two out of four board members of O’Cannabis. The transactions of O’Cannabis had no material impact on the Company’s consolidated financial statements as of December 31, 2018. The investment is accounted for using the equity method.

(iv)	On March 8, 2018, the Company obtained a 25% interest in Stenocare IVS with the right to appoint half of the Board of Directors of Stenocare. Stenocare is licensed to produce and sell cannabis products in Denmark. The cost of the investment was nominal. On April 5, 2018, Stenocare changed its incorporation status from being Stenocare IVS to Stenocare A/S (“Stenocare”). On October 15, 2018, as part of Stenocare’s initial public offering, the Company purchased 272,727 common shares of Stenocare for $487,804. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. Post IPO, the Company’s ownership decreased from 25% to 19% of the common shares outstanding of Stenocare. The Company is entitled to nominate three out of six board members of Stenocare. During the year ended December 31, 2018, Stenocare had a net loss and comprehensive loss after tax of $740,120 of which $140,623 was the Company’s share. The investment is accounted for using the equity method.

(v)	On October 26, 2018, the Company invested $5 million in National Access Cannabis Corp (“NAC”), a Canadian cannabis retailer. NAC’s common shares are listed on the TSX Venture Exchange under the trading symbol META. The Company also committed an additional investment of $10 million, contingent on NAC achieving specific performance targets. The Company owns approximately 3% of the outstanding common shares of NAC. The investment is initially measured at fair value. Subsequently, the investment is measured at the fair value through profit and loss.

34

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

18.	INVESTMENTS (continued)

(vi)	On October 26, 2018, the Company entered into a strategic partnership with an Australian licensed producer, Cannatrek Ltd (“Cannatrek”). As part of the partnership, the Company made an investment of $6,038,400 for a 6,400,000 shares or 19.8% stake in Cannatrek, with an option to maintain this percentage through any future share issuances up to and including Cannatrek completing an initial public offering. In addition, the Company had received 6,400,000 options at an exercise price of $0.40. The total considerations paid was allocated to common shares and warrants in the amounts of $5,887,050 and $151,350. The Company is entitled to appoint one out of five board members of Cannatrek. The investment is initially measured at fair value. Subsequently, the investment is accounted for using the equity method. The Company’s share of net losses is $40,670 as at December 31, 2018.

19.	INCOME TAXES

The components of income tax provision include:

	2018	2017

Current	-	-
Deferred	1,433,000	-
Income tax provision	1,433,000	-

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2017 – 26.5%) to the effect effective tax rate is as follows:

	2018	2017

(Loss) income before income taxes	(12,120,616)	6,885,430
Combined statutory tax rate	26.5%	26.5%

Theoretical tax recovery	(3,211,963)	1,824,639
Non-deductible expense:
Stock based compensation	2,134,960	612,330
Loss on equity accounted investments	102,054	38,970
Meals and entertainment	22,960	-
Changes in unrecognized deferred tax assets	808,625	(3,238,475)
Prior year adjustment	1,408,490	889,157
Other	167,874	(126,621)
Income tax expense	1,433,000	-

35

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

19.	INCOME TAXES (continued)

The components of deferred tax are summarized below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2018	2017

Deferred tax assets
Non-capital losses carried forward	4,702,681	4,453,360
Property, plant and equipment	1,651,542	606,812
Investments	553,015	-
Share issuance costs	-	120,817

Deferred tax liabilities
Inventory	(6,074,373)	(5,180,989)
Biological assets	(2,265,865)	-
Net deferred tax liability	(1,433,000)	-

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from:

	2018	2017

Non-capital losses carried forward	4,788,034	208,267
Share issuance costs	6,424,709	-
	11,212,743	208,267

For income tax purposes, the Company has losses carried forward from prior years which can be used to reduce future year’s taxable income. The losses carried forward of $22,533,999, which begin to expire starting 2031.

20.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

36

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

20.	FINANCIAL INSTRUMENTS (continued)

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the mortgage is limited due to the fact that that it has a fixed rate.

As at December 31, 2018, the Company had $63,023,908 (December 31, 2017 – $201,538) in short-term investments held with a large Canadian financial institution. The Company’s short-term investments consist of GICs which have a fixed rate of interest and can be redeemed every 30 days without penalty. The Company redeems amounts as required to fund its ongoing working capital requirements. There is minimal interest rate risk associated with the instrument. The Company has fixed rate debt, which subjects it to interest rate price risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at December 31, 2018, the Company had accounts payable and accrued liabilities, the current portion of promissory note and the current portion of mortgage of $16,797,068 (December 31, 2017 – $6,779,997), and cash, short-term investments, HST recoverable and accounts receivable of $79,690,443 (December 31, 2017 - $20,959,674) to meet its current obligations.

The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis.

In addition to the commitments disclosed in Note 16, the Company is obligated to the following contractual maturities of undiscounted cash flows:

As at December 31, 2018	Total	Year 1	Year 2-3	Years 4 and after
Accounts payable and accrued liabilities	$12,806,458	$12,806,458	$-	$-
Mortgage	13,248,486	3,790,610	9,457,876	-
Promissory note	800,000	200,000	400,000	200,000
Total	$26,854,944	$16,797,068	$9,857,876	$200,000

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as the majority of the Company’s sales are typically paid at the time of transaction or are to government bodies.

The carrying amount of cash and cash equivalents, short-term investments, restricted cash and accounts receivable represents the maximum exposure to credit risk. At December 31, 2018, this amounted to $78,298,333 (December 31, 2017 - $18,423,729). Since the inception of the Company, no losses have been suffered in relation to cash at the bank.

37

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

20.	FINANCIAL INSTRUMENTS (continued)

Fair Value Disclosures

Fair value represents management’s estimates of the market value at a given point in time, which may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of judgement and therefore cannot be determined with precision.

The carrying values of the cash, short term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

The promissory note payable is non-interest bearing and its fair value approximates its carrying value.

The Company uses quoted prices in active markets to determine the fair value of marketable securities. The fair value of marketable securities is based upon the level 1 hierarchy inputs.

The carrying value and fair value of the mortgage is as follows:

As at December 31, 2018	Carrying Value	Fair Value
Mortgage	$13,248,486	$13,518,501

The Company uses the Government of Canada bond yield curve plus an adequate constant credit spread to discount the above financial instruments in order to determine fair value. The fair value of the mortgage payable is based upon level 2 fair value hierarchy inputs.

The following table summarizes the valuation techniques and the impact of significant unobservable inputs to fair value measurement of level 3 financial instruments:

Financial Asset/Liability	Valuation Method	Significant Unobservable inputs	Impact of unobservable inputs to fair value
Cannatrek Warrants	Black-Scholes option pricing Model	Share price	Increase/decrease in share price will result in an increase/decrease in fair value.

38

CannTrust Holdings Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

(in Canadian dollars)

21.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private and public sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the year ended December 31, 2018.

22.	REVENUE

The following table disaggregates revenue by major source:

Canadian Medical	Year ended
Medical	December 31, 2018	December 31, 2017
Dried Cannabis	$11,130,996	$8,500,837
Extracts	22,936,664	11,291,635
Other	1,202,786	905,292
	$35,270,446	$20,697,764

Wholesale	Year ended
	December 31, 2018	December 31, 2017
Dried Cannabis	$8,060,510	$-
Extracts	776,435	$-
Other	1,537,752	$-
	$10,374,697	$-

Total	$45,645,143	$20,697,764

Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

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